FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   SEPTEMBER 30, 1998|
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

        Ford                       Gerald                       J.
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       (Last)                      (First)                    (Middle)

        200 Crescent Court   Suite 1350
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                                  (Street)

        Dallas                     Texas                        75201
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       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

      Golden State Bancorp Inc. (GSB)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

      January 1999
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (X) Director
    (X) 10% Owner
    ( ) Officer (give title below)
    ( ) Other (specify title below)
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( ) Form filed by One Reporting Person
    (X) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)

      Common Stock
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2.  Transaction Date (Month/Day/Year)

      January 21, 1999
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3.  Transaction Code (Instr. 8)

      J*
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      Amount: 1,108,064            A          Price:  $18.0495* per share
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

      16,763,782
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

      *
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

      None
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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.
    3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I) (Instr.
    4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

        *The 1,108,064 shares of Golden State Common Stock (the "Shares") reported herein were acquired by Mr. Ford as contingent merger consideration pursuant to Section 1.6 of the Agreement and Plan of Reorganization dated as of February 4, 1998, as amended (the "Agreement") among First Gibraltar Holdings Inc., Hunter's Glen/Ford, Ltd. ("Hunter's Glen"), First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., Golden State Bancorp Inc. and Golden State Financial Corporation. The Shares are indirectly owned by Mr. Ford through (a) Hunter's Glen, a Texas limited partnership of which Mr. Ford is a general partner and which is the record holder of the Shares reported herein, and (b) Ford Diamond Corporation, a Texas corporation that is a general partner of Hunter's Glen and of which Mr. Ford is the sole stockholder and sole director. Pursuant to the formula set forth in
        Section 1.6 of the Agreement, the price per share attributed to the Shares acquired by the reporting persons is $18.0495.




          /S/ Gerald J. Ford                          February 4, 1999
   ----------------------------------                 ------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE


-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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                            ATTACHMENT TO FORM 4


JOINT FILERS



1.  Name of designated filer: Gerald J. Ford

    Name of joint filer:      Hunter's Glen/Ford, Ltd.

    Address of joint filer:   200 Crescent Court, Suite 1350 Dallas, TX 75201

    Date of event requiring
      filing:                 January 21, 1999

  Issuer name and Ticker
      or Trading Symbol:      Golden State Bancorp Inc. (GSB)

    Relationship of Reporting
      Person to Issuer:       10% Owner

    HUNTER'S GLEN/FORD, LTD.


    By:    /s/ Gerald J. Ford      Date:  February 4, 1999
         -----------------------
    Name:  Gerald J. Ford
    Title: General Partner
          ** Signature of Reporting Person




2.  Name of designated filer: Gerald J. Ford

    Name of joint filer:      Ford Diamond Corporation

    Address of joint filer:   200 Crescent Court, Suite 1350 Dallas, TX 75201

    Date of event requiring
      filing:                 January 21, 1999

    Issuer name and Ticker
      or Trading Symbol:      Golden State Bancorp Inc. (GSB)

    Relationship of Reporting
      Person to Issuer:        10% Owner


    FORD DIAMOND CORPORATION


    By:    /s/ Gerald J. Ford          Date:  February 4, 1999
        ---------------------------
        Name:  Gerald J. Ford
        Title: President
              ** Signature of Reporting Person